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                                             Rule 424(b)(3)
                                             Registration No. 333-35557


                       TELECOMMUNICATIONS INCOME FUND XI, L.P.

                          Supplement Dated April 22, 1998
                                         to
                         Prospectus Dated December 23, 1997


I.   FEES TO THE GENERAL PARTNER

The General Partner will receive substantial fees in connection with the operation of the Partnership, regardless of whether investors receive a return of their investment. These fees include an Acquisition Fee of equipment acquired and financing placed; Management Fees of 2% of payments received by the Partnership on account of its leasing and financing activities; Re-Leasing Fees equal to 2% of gross rental payments received from the re-lease of Equipment, Expense Reimbursements equal to the lesser of actual expenses incurred, or the amount the Partnership would be required to pay to an unaffiliated third party for similar services. In addition, after Limited Partners have received a return of 100% of their original investment in the Partnership, plus a 9.6% annual return on their investment, and no less than an 8.0% annual, cumulative return, compounded daily, distribution based on their Adjusted Capital Contributions, the General Partner is also entitled to be paid 20% of any remaining Liquidating Distributions. For a complete listing of the fees to be paid by Investors in connection with the Offering and the Partnership, please see the summary on page 23 of the Prospectus.

II.  TREATMENT OF DISTRIBUTIONS

The percentage amount discussed on page 74 of the Prospectus is a contractual term, not a projected rate of return. The percentage amount relates solely to the point at which distributions will be counted as return of capital for the purpose of determining when Limited Partners have received the return to which they are entitled before the General Partner is entitled to begin to share in any profits of the Partnership. The percentage rate on page 74 does not suggest any rate of return that a Limited Partner should expect, or will receive.

3.   RELATIONSHIP WITH INTELLICALL, INC.

Thomas J. Berthel, the president of the General Partner, is a director and shareholder of Intellicall, Inc. ("Intellicall"), which manufactures pay phone equipment. Mr. Berthel has undertaken that he will not, in his capacity as a director of Intellicall, vote on any matters relating to dealings between Intellicall and the Partnership. In addition, the Partnership will not purchase any equipment from Intellicall for the purpose of lease, or otherwise, unless the terms of such purchase have been negotiated by a third party lessee for the use of which the Partnership is acquiring the equipment.


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III. SATISFACTION OF ESCROW CONDITIONS AND CLOSING.

On February 18, 1998, the General Partner determined that sales of Units exceeding the minimum offering amount of $1,200,000 had been achieved. On that same date, First National Bank Iowa, the Escrow Agent for the Offering, released to the Partnership $1,278,000 from the escrow fund holding the funds of investors who had subscribed prior to that date, of which $1,118,250 was immediately available for investment.

IV.  INVESTMENTS OF PARTNERSHIP FUNDS.

As of March 5, 1998, the Partnership had entered into three (3) leases having a total equipment cost of $312,601. In addition, as of March 5, 1998, the Partnership had entered into notes, involving the advance by the Partnership of $241,290.

V. ESTABLISHMENT OF RESERVES AGAINST LOSSES IN PRIOR PROGRAMS OPERATED BY THE GENERAL PARTNER.

Two other programs managed by the General Partner, Telecommunications Income Fund IX, L.P. ("TIF IX") and Telecommunications Income Fund X, L.P. ("TIF X"), have experienced defaults on leases and notes with North American Communications Group, Inc. ("NAC"). NAC had total obligations to TIF IX as of December 31, 1997 in the net amount of $1,596,739, and total obligations to TIF X as of that date in the net amount of $3,140,959. On February 20, 1998, TIF IX and TIF X filed a lawsuit to foreclose on the collateral granted by NAC in connection with the notes and the equipment held by NAC pursuant to the leases. On March 5, 1998, the General Partner decided to reserve the full value carried on the financial statements of TIF IX and TIF X, with respect to leases and notes with NAC, as of December 31, 1997. Leases and notes with NAC constitute 12% and 15% of the portfolios of TIF IX and TIF X, respectively. In the event the loss reserve amounts are not recovered through litigation with NAC, the overall performance of TIF IX and TIF X may be materially negatively affected.